May 18, 2021

Ms. Lauren Hamilton

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, N.Y. 10281

Re:	Commonwealth International Series Trust (the “Trust”)

(File Nos. 033-06867 and 811-04665)

Dear Ms. Hamilton:

You recently provided comments of the staff of the U.S. Securities and Exchange Commission relating to various filings made by the Trust during its last three fiscal years. The Trust responded to those comments on April 5, 2021. On May 6, 2021, you provided an additional comment on the response to Comment No. 1 in the April 5, 2021 letter (“Comment No. 1”). This letter is being submitted to respond to your additional comment. For your convenience, I have summarized the comment in this letter and provided the Trust’s response.

Comment: With respect to the error in calculating the net asset value (“NAV”) of the Commonwealth Real Estate Securities Fund (the “Fund”) that was addressed in Comment No. 1, please elaborate further how the trade was directed (i.e., questioning whether it was a purchase or the exercise of an option) and describe any new controls that may have been implemented as a result of this error. Please explain more about the reconciliation process between the accounting agent/custodian/prime broker.

Response: On November 6, 2019, the Fund’s accounting agent, Ultimus Fund Solutions (“Fund Accounting”) received an email from the Fund’s investment adviser, FCA Corp, which included a pdf copy of a trade ticket for two buy transactions for DR Horton and Lennar Corp for the Fund. Fund Accounting posted both buy transactions, but inadvertently overlooked a notation at the top of the trade ticket that indicated that the trades were related to the exercise of two call options the Fund held at that time. Accordingly, the fact that the options were exercised was not posted and reflected on the Fund’s books as instructed, so both option positions remained on the books, which, in turn, caused the Fund’s NAV to be overstated by the market value of both options positions.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

May 18, 2021

As a result of this NAV error, Fund Accounting has implemented an additional control to its reconciliation process. In particular, Fund Accounting has instituted daily reconciliations not only with the custodian, but also with the prime broker (prior to this change, a daily reconciliation was only conducted with the custodian). Any exceptions are escalated and resolved after research with the prime broker or custodian, as applicable. Had this control been in place at the time of the option exercises, Fund Accounting believes that the error would likely have been detected and corrected prior to the occurrence of the NAV error.

* * *

Please contact me at (913) 660-0778 regarding the response contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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